# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Battalion Oil Corporation, CIK 0001282648
CUSIP: 40537Q803
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 820 Gessner Road, Suite 1100, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 05/13/2026
Amends the filing with accession number 0001140361-24-026320
Filed by CIK 0001403528
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- OCM HLCN Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,437,521; sole dispositive power 0; shared dispositive power 12,437,521; aggregate amount beneficially owned 12,437,521 (40.82% of the class)
  Comment: The reported securities include 8,446,746 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN Holdings, L.P. ("OCM HLCN").
  
  All calculations of percentage ownership herein are based upon an aggregate of 22,018,849 shares of Common Stock outstanding as of May 8, 2026 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 13, 2026 (the "10-Q"), plus 8,446,746 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Oaktree Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,437,521; sole dispositive power 0; shared dispositive power 12,437,521; aggregate amount beneficially owned 12,437,521 (40.82% of the class)
  Comment: The reported securities include 8,446,746 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 22,018,849 shares of Common Stock outstanding as of May 8, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on May 13, 2026, plus 8,446,746 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Oaktree Fund GP I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,437,521; sole dispositive power 0; shared dispositive power 12,437,521; aggregate amount beneficially owned 12,437,521 (40.82% of the class)
  Comment: The reported securities include 8,446,746 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 22,018,849 shares of Common Stock outstanding as of May 8, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on May 13, 2026, plus 8,446,746 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Oaktree Capital I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,437,521; sole dispositive power 0; shared dispositive power 12,437,521; aggregate amount beneficially owned 12,437,521 (40.82% of the class)
  Comment: The reported securities include 8,446,746 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 22,018,849 shares of Common Stock outstanding as of May 8, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on May 13, 2026, plus 8,446,746 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Brookfield OCM Holdings II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,437,521; sole dispositive power 0; shared dispositive power 12,437,521; aggregate amount beneficially owned 12,437,521 (40.82% of the class)
  Comment: The reported securities include 8,446,746 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 22,018,849 shares of Common Stock outstanding as of May 8, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on May 13, 2026, plus 8,446,746 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Brookfield OCM Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,437,521; sole dispositive power 0; shared dispositive power 12,437,521; aggregate amount beneficially owned 12,437,521 (40.82% of the class)
  Comment: The reported securities include 8,446,746 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 22,018,849 shares of Common Stock outstanding as of May 8, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on May 13, 2026, plus 8,446,746 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Brookfield Oaktree Holdings, LLC (CIK 0001403528): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,437,521; sole dispositive power 0; shared dispositive power 12,437,521; aggregate amount beneficially owned 12,437,521 (40.82% of the class)
  Comment: The reported securities include 8,446,746 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 22,018,849 shares of Common Stock outstanding as of May 8, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on May 13, 2026, plus 8,446,746 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,437,521; sole dispositive power 0; shared dispositive power 12,437,521; aggregate amount beneficially owned 12,437,521 (40.82% of the class)
  Comment: The reported securities include 8,446,746 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 22,018,849 shares of Common Stock outstanding as of May 8, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on May 13, 2026, plus 8,446,746 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Brookfield Corporation: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BAM Partners Trust: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Battalion Oil Corporation
Address of issuer's principal executive offices: 820 Gessner Road, Suite 1100, Houston, Texas (TX), 77024
Comment: The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed by the undersigned with the SEC October 22, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto, filed with the SEC on March 31, 2023, Amendment No. 2 thereto, filed with the SEC on September 8, 2023, Amendment No. 3 thereto, filed with the SEC on December 19, 2023, Amendment No. 4 thereto, filed with the SEC on March 29, 2024 and Amendment No. 5 thereto, filed with the SEC on May 15, 2024 (collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall maintain the meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated in its entirety as follows:

On September 25, 2024, the SEC accepted an offer by Oaktree Capital Management L.P., an affiliate of the Reporting Persons, to resolve an investigation involving Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rules 13d-2 and 16a-3 thereunder, which require certain investors that beneficially own the registered equity securities of a public company to file reports with the SEC of their beneficial ownership in the equity of the company, including changes in their beneficial ownership, within specified timeframes. Oaktree Capital Management L.P. cooperated immediately and fully with the SEC's investigation, and, without admitting or denying the SEC's findings, in a settled proceeding agreed to cease and desist from committing or causing any violations and any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-2 and 16a-3 thereunder and to pay a $375,000 penalty.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of Schedule 13D are hereby amended and restated as follows and set forth in subsections (b) and (c) hereof:

The responses of the Reporting Persons to rows (11) and (13) on the cover pages of this Schedule 13D are incorporated by reference into this Item 5(a).

OCM HLCN directly holds 3,988,089 shares of Common Stock and beneficially owns 8,446,746 shares of Common Stock issuable upon conversion of the Preferred Stock directly held by OCM HLCN. In this regard, the shares of the Series A Preferred Stock, Series A-1 Preferred Stock, Series A- 2 Preferred Stock, Series A-3 Preferred Stock, and Series A-4 Preferred Stock (collectively, the "Preferred Stock") directly held by OCM HLCN are currently convertible, based on their respective Conversion Ratios previously disclosed in Item 6 of the Schedule 13D (as amended), into 1,180,359, 1,981,179, 2,622,685, 1,303,401 and 1,359,122 shares of Common Stock, respectively. The reported amount includes an additional 2,686 shares of Common Stock held in a separately managed account managed by an affiliate of the Reporting Persons.

Each of the Reporting Persons may be deemed to share the power to vote or dispose of the reported securities, but the filing of this statement shall not be deemed an admission of beneficial ownership for purposes of Section 13(d) or Section 13(g) or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (10) on the cover pages of this Schedule 13D and the information set forth in Item 5(a) hereof are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as reflected herein, the Reporting Persons have not effected any transactions in the shares of Common Stock during the prior 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

Brookfield and BAM Partnership, which previously reported together with OCM HLCN, GP, GP I, Capital I, Holdings II, Holdings, BOH and OCGH GP (the "Oaktree Parties") have been determined to no longer act together with the Oaktree Parties, and therefore have ceased to be the beneficial owner of more than five percent of the securities covered by this Schedule 13D.

## Signatures
- OCM HLCN Holdings, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- Oaktree Fund GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- Oaktree Fund GP I, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- Oaktree Capital I, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- Brookfield OCM Holdings II, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- Brookfield OCM Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- Brookfield Oaktree Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- Brookfield Corporation: /s/ Swati Mandava, Swati Mandava / Managing Director, Legal & Regulatory (05/15/2026)
- BAM Partners Trust: /s/ Kathy Sarpash, Kathy Sarpash / Secretary (05/15/2026)
Comment: OCM HLCN HOLDINGS, L.P., By: Oaktree Fund GP, LLC Its: General Partner, By: Oaktree Fund GP I, L.P. Its: Managing Member. OAKTREE FUND GP, LLC, By: Oaktree Fund GP I, L.P. Its: Managing Member. BAM PARTNERS TRUST, by its trustee, BAM Class B Partners, Inc.